Exhibit 99.1

             Solarfun Reports First Quarter 2007 Results

    SHANGHAI, China--(BUSINESS WIRE)--May 30, 2007--Solarfun Power Holdings Co., Ltd. (NASDAQ:SOLF), an established manufacturer of both photovoltaic (PV) cells and modules in China, today reported its financial results for the quarter ended March 31, 2007.

    First Quarter 2007:

    -- Net revenue for the first quarter of 2007 were RMB190.7 million (US$24.7 million), compared to RMB102.5 million (US$13.3 million) for the first quarter of 2006, and RMB244.7 million (US$31.7 million) in the fourth quarter of 2006.

    -- Gross profit for the first quarter of 2007 was RMB32.8 million (US$4.2 million).

    -- Net loss attributable to ordinary shareholders for the first quarter of 2007 was RMB2.5 million (US$0.3 million), while there was net income attributable to ordinary shareholders of RMB33.1 million (US$4.3 million) for the first quarter of 2006, and net income attributable to ordinary shareholders of RMB29.5 million (US$3.8 million) for the fourth quarter of 2006.

    -- A loss of RMB0.053 per basic ADS (US$0.007 per basic ADS) in the first quarter of 2007.

    -- Net PV module shipments totaled 6.5MW, up from 2.9MW in the first quarter of 2006 and down from 7.8MW in the fourth quarter of 2006

    Mr. Yonghua Lu, Chairman and CEO of Solarfun, commented, "As we forewarned in our last earnings release, the first quarter turned out to be a challenging one for our company, but we are fully confident in our ongoing strategy. Market conditions in Europe were increasingly competitive in the first few months of the year. In addition to typical seasonal weakness in the first quarter, as a result of delayed solar subsidy legislation in Spain and Italy, we saw an inventory build-up among some of our end customers in those two countries, which resulted in unexecuted sales orders from those customers. At the same time, we worked to diversify our customer base in other markets. By recognizing the challenge early on, we started to expand and strengthen our international team. For example, we recently hired two senior-level executives who we believe to be the right personnel to help us improved our international sales, marketing and purchasing activities. Both have significant international sales experience, one in the PV industry and the other in the semiconductor industry, and their primary objective will be to build our presence in the European and U.S. markets.

    We have also been able to make other improvements in our business operations, such as enhancing our productivity, improving our component sourcing and upgrading our credit risk management.

    Our capacity expansion plans remain on track and we believe we are favorably positioned in terms of silicon supply for the remainder of the year. Additionally, in the past month, all of our current module products were approved by the California Energy Commission to be eligible for the state's solar rebate program. With this, and new incentives set to be unveiled in Spain, we believe we are well positioned for the strong growth that we foresee in the market towards the end of the year."

    First Quarter 2007 Financial Results

    Solarfun's total net revenue for the first quarter of 2007 increased 86.1% to RMB190.7 million (US$24.7 million) from RMB102.5 million in the first quarter of 2006, and decreased 22.0% from RMB244.7 million in the fourth quarter of 2006. The sequential decline was primarily due to a decrease in shipments and a decline in average selling price ("ASP") from the fourth quarter of last year. Total net PV module shipments and ASP were 6.5MW and US$3.77 per watt in the first quarter of 2007 compared to 7.8MW and US$3.96 per watt in the fourth quarter of 2006 and 2.9MW and US$3.98 per watt in the first quarter of 2006. During the first quarter, Solarfun derived almost all of its total net revenue from the sale of PV modules.

    Gross profit for the first quarter of 2007 was RMB32.8 million (US$4.2 million), representing a decrease of 8.4% from RMB35.8 million from the first quarter of 2006 and a decrease of 50.0% from RMB65.6 million in the fourth quarter of 2006. The gross margin decreased to 17.2% from 34.9% in the first quarter of 2006 and 26.8% in the fourth quarter of 2006. The sequential decrease was largely attributable to the decrease in ASP and also the higher costs of non-silicon module materials in the first quarter of 2007.

    Income from operations for the first quarter of 2007 was RMB4.3 million (US$0.6 million), or 2.2% of total net revenue, which compares with RMB35.3 million, or 14.4% of total net revenue in the fourth quarter of 2006, and RMB32.3 million, or 31.5% of total net revenue in the first quarter of 2006. The year-over-year increase was primarily due to higher operating costs to support the growth of the business. The sequential decrease in operating margin was mainly due to the decrease in gross profit and relatively constant total operating costs.

    Share-based compensation expenses for the first quarter of 2007 totaled RMB 8.4 million (US$1.1 million), compared to RMB2.9 million in the fourth quarter of 2006. There were no share-based compensation expenses in the first quarter of 2006.

    Net loss attributable to ordinary shareholders for the first quarter of 2007 was RMB2.5 million (US$0.3 million), representing a decrease of 107.6% from net income attributable to ordinary shareholders of RMB33.1 million in the first quarter of 2006 and a decrease of 107.7% from net income attributable to ordinary shareholders of RMB29.5 million in the fourth quarter of 2006. Basic loss per ADS for the first quarter of 2007 was RMB0.053, or US$0.007 per ADS.

    Financial Position

    As of March 31, 2007, the Company had cash and cash equivalents of RMB757.8 million (US$98.1 million), and working capital of RMB1,417.1 million (US$183.5 million). Total bank borrowings were RMB360.9 million (US$46.8 million), of which RMB15.0 (US$2.0 million) were long-term bank borrowings. Net accounts receivable increased to RMB238.0 million (US$30.8 million) as of March 31, 2007 from RMB147.8 million at the end of the fourth quarter of 2006 (net of allowance for doubtful accounts of RMB 11.3 million at both period ends). The increase was mainly due to additional sales on credit in the first quarter of 2007.

    Recent Events

    Signed Sales agreement for PV modules with Ecostream

    In April 2007, the Company entered into a supply framework agreement for PV modules in which Ecostream indicated its intention to procure 182MW of photovoltaic modules from Solarfun between 2007 - 2010. As a part of the agreement, Ecostream committed to purchase 12MW of photovoltaic modules from Solarfun in 2007.

    Qualified for California Solar Initiative

    All of Solarfun's current module products qualified for the California Energy Commission's (CEC) list of Eligible Photovoltaic Modules. Modules passing the CEC's requirements allow consumers to be eligible for California's solar rebate program. Full details of the listing are available at the CEC's website (www.energy.ca.gov).

    Secured 10MW of silicon supply from LDK

    In March 2007, the Company secured an additional 10MW of polysilicon supply for six inch multicrystaline wafers from LDK for delivery in 2007.

    Renegotiated sales contract with Social Capital

    The Company is currently in the process of renegotiating its framework sales contract with one of its key customers in Spain, Social Capital S.L.

    The framework contract, which was entered into in 2006, currently calls for Social Capital to purchase 20MW of PV modules by the end of 2007, and 84MW in total. While the Company believes the PV market in Spain in general will exhibit strong growth in 2007, due to current market conditions and other factors, the parties have recognized that it will be necessary to renegotiate the volume, payment, delivery schedule, and other related terms contained in such framework contract. It is unclear at present what the final renegotiated terms of that agreement will be. The Company is currently working to diversify and strengthen its customer base to lessen its dependence on any one customer or group of customers and mitigate the risk that such type of renegotiation will be required in the future.

    Changes in Management

    We are pleased to announce two new members of our management team.

    We have hired a Senior Executive of Sales & Marketing with extensive experience in sales and marketing at one of the top ten PV companies in the market. He should offer an immediate boost to the Company's international business in Europe and the U.S.

    We have hired a Vice President of Sales & Purchasing. His background in semiconductor sales at a large publicly listed U.S.
semiconductor company will be very valuable in his new role at Solarfun.

    Mr. Timothy Chang, a board appointee of financial investor Citibank Venture Capital, resigned from his position as director of the Company in March 2007. Management wishes to thank Mr. Chang for his service to the Company. The Company's Board of Directors currently consists of seven directors, including three independent directors.

    Business Outlook for 2007

    Based on current operating and other conditions, Solarfun revises its previous annual estimates for the full 2007 fiscal year. The new guidance is as follows:

    -- Net revenue of US$250 million to US$270 million, representing year-over-year growth of 209% to 234%.

    -- PV product shipments of 70 to 80 MW, representing year-over-year growth of 210% to 254%.

    -- Annualized total PV cell production capacity of 240MW by the end of 2007 (unchanged from prior guidance).

    Conference Call

    Management will host a conference call to discuss the results at 8:00 am U.S. Eastern Time (8:00 pm Shanghai time) on Wednesday, May 30, 2007.

    Mr. Yonghua Lu, Chairman and Chief Executive Officer, Mr. Kevin Wei, Chief Financial Officer, Mr. Hanfei Wang, Chief Operating
Officer, and Ms. Xihong Deng, Executive Vice President in charge of International Business Development, will discuss the results and take questions following the prepared remarks.

    The dial-in details for the live conference call are as follows:

    - U.S. Toll Free Number 1-866-206-7204

    - International dial-in number 1-703-639-1114

    Passcode: Solarfun Call.

    A live webcast of the conference call will be available on the investor relations section of the Company's website at:
http://www.solarfun.com.cn. A replay of the webcast will be available for one month.



                  SOLARFUN POWER HOLDINGS CO., LTD.
                     CONSOLIDATED BALANCE SHEETS

 (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

                                   December 31  March 31    March 31
                                      2006        2007        2007
                                      (RMB)       (RMB)       (US$)
Assets                             (Unaudited) (Unaudited) (Unaudited)
Current assets:
  Cash and cash equivalents         1,137,792     757,831      98,124
  Restricted cash                      33,822      11,282       1,461
  Accounts receivable, net            147,834     237,961      30,811
  Inventories                         372,504     482,860      62,521
  Advance to suppliers                238,178     281,411      36,437
  Other current assets                 75,525     101,280      13,114
  Deferred tax assets                   3,400       3,868         501
  Amount due from related parties         153           -           -
  Amount due from shareholders            578           -           -
                                   ----------- ----------- -----------

Total current assets                2,009,786   1,876,493     242,968

Non-current assets:
  Fixed assets - net                  207,449     280,033      36,258
  Intangible assets - net              12,897      12,859       1,665
  Long-term investment                    300         300          39
                                   ----------- ----------- -----------

Total non-current assets              220,646     293,192      37,963

                                   ----------- ----------- -----------
Total assets                        2,230,432   2,169,685     280,931
                                   =========== =========== ===========

LIABILITIES AND SHAREHOLDERS'
 EQUITY
Current liabilities:
  Short-term bank borrowings          379,900     329,900      42,715
  Long-term bank borrowings,
   current portion                     16,000      16,000       2,072
  Accounts payable                     51,452      70,648       9,148
  Notes payable                        14,020           -           -
  Accrued expenses and other
   liabilities                         33,619      31,097       4,026
  Customer deposits                        17         152          20
  Amount due to related parties        32,058      11,615       1,504
                                   ----------- ----------- -----------

Total current liabilities             527,066     459,412      59,485

Non-current liabilities:
  Long-term bank borrowings, non-
   current portion                     15,000      15,000       1,942

Minority interests                     10,151      10,256       1,328

Shareholders' Equity
Ordinary shares
(par value US$0.0001 per share;
 400,000,000 shares authorized;
 100,350,000 shares and
 239,994,754 shares issued and
 outstanding at December 31, 2005
 and 2006, respectively                   193         193          25
Additional paid-in capital          1,565,524   1,574,347     203,846
Statutory reserves                     16,024      17,746       2,298
Retained earnings                      96,474      92,731      12,007
                                   ----------- ----------- -----------

Total shareholders' equity          1,678,215   1,685,017     218,176

                                   ----------- ----------- -----------
Total liabilities and
 shareholders' equity               2,230,432   2,169,685     280,931
                                   =========== =========== ===========




                  SOLARFUN POWER HOLDINGS CO., LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS

 (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

                                For the three months ended
                     March 31,   December 31,  March 31,    March 31,
                        2006         2006         2007        2007
                       (RMB)        (RMB)        (RMB)        (US$)
                    (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
Net revenue:
 Photovoltaic
  modules                93,551      244,163      190,475      24,600
 Photovoltaic cells       1,547          558          266          34
 Photovoltaic cell
  processing              7,373          (53)           -           -
                    ------------ ------------ ------------ -----------

Total net revenue       102,471      244,668      190,741      24,634
                    ------------ ------------ ------------ -----------

Cost of revenue:
 Photovoltaic
  modules               (62,687)    (178,626)    (157,700)    (20,356)
 Photovoltaic cells      (1,437)        (435)        (225)        (29)
 Photovoltaic cell
  processing             (2,361)         (40)           -           -
                    ------------ ------------ ------------ -----------

Total cost of
 revenue                (66,665)    (179,101)    (157,925)    (20,385)
                    ------------ ------------ ------------ -----------

Gross profit             35,806       65,567       32,816       4,249
                    ------------ ------------ ------------ -----------

Operating expenses:
 Selling expenses        (1,581)      (5,860)      (6,438)       (834)
 General and
  administrative
  expenses               (1,609)     (20,629)     (15,892)     (2,058)
 Research and
  development
  expenses                 (360)      (3,800)      (6,224)       (806)
                    ------------ ------------ ------------ -----------

Total operating
 expenses                (3,550)     (30,289)     (28,554)     (3,697)
                    ------------ ------------ ------------ -----------

Operating profit         32,256       35,278        4,262         552

Interest expenses          (361)      (4,547)      (5,308)       (687)
Interest income              31          834        9,557       1,237
Exchange losses             (10)      (2,223)     (11,253)     (1,457)
Other income                 29          416        1,050         136
Other expenses              540         (362)        (331)        (43)
Changes in fair
 value of embedded
 foreign currency
 derivative                 498          919            -           -
Government grant             31          212           20           3
                    ------------ ------------ ------------ -----------

Income/(Loss)
 before income
 taxes and minority
 interest                33,014       30,527       (2,003)       (259)

Income tax benefit          112        2,559         (424)        (55)
Minority interest             -          (35)        (105)        (14)
                    ------------ ------------ ------------ -----------

Net income/(loss)        33,126       33,051       (2,532)       (328)
                    ============ ============ ============ ===========

Net income/(loss)
 attributable to
 ordinary
 shareholders            33,126       29,500       (2,532)       (328)
                    ============ ============ ============ ===========

Net income/(loss)
 per share:
Basic                      0.33         0.26       (0.011)     (0.001)
Diluted                    0.33         0.17       (0.011)     (0.001)

Shares used in
 computation:
Basic net income
 per share          100,350,000  113,370,130  240,023,776
Diluted net income
 per share          100,350,000  187,820,841  240,023,776

Net income/(loss)
 per ADS:
Basic                      1.65         1.30       (0.053)     (0.007)
Diluted                    1.65         0.88       (0.053)     (0.007)

Shares used in
 computation:
Basic net income
 per ADS             20,070,000   22,674,062   48,004,755
Diluted net income
 per ADS             20,070,000   37,564,168   48,004,755

Share-based
 compensation
 expense included
 in
  Cost of revenue             -          123          366          47
  Selling expenses            -           19           57           7
 General and
  administrative
  expenses                    -        2,234        6,477         839
 Research and
  development
  expenses                    -          520        1,544         200


    The conversion in this release of Renminbi into U.S. dollars for the first quarter of 2007 made solely for the convenience of the reader, and is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 30, 2007, which was RMB7.7232 to US$1.0000. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 30, 2007, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

    About Solarfun

    Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

    http://www.solarfun.com.cn

    Safe Harbor Statement

    This news release contains forward-looking statements, such as the Company's business outlook for 2007, including full year 2007 estimates for net revenue, PV product shipments and PV cell production capacity. Actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct this information.

    CONTACT: Solarfun Power Holdings Co., Ltd.
             Tony Wang, 8621-6306-8907
             Investor Relations
             IR@solarfun.com.cn
             or
             Christensen
             Christopher Gustafson, 212-618-1978 or 1-602-980-0048
             cgus@ChristensenIR.com